Exhibit 1

Fund	I.R.S. Employer Identification No.
Innovator S&P 500 Buffer ETF – June	83-4345445
Innovator S&P 500 Power Buffer ETF – June	83-4388042
Innovator S&P 500 Ultra Buffer ETF – June	83-4383737